Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

06013640

File Number: 82.2994

SUPPL

SEC MAIL PROCESSING
RECEIVED
MAY 17 2006
WASH, D.C. 185 SECTION

3 May 2006

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 are copies of announcements released today.

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

PROCESSED
MAY 23 2006
THOMSON
FINANCIAL

5/23

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

Company Announcements Office
Australian Stock Exchange Limited

COCA-COLA AMATIL ANNUAL GENERAL MEETING

Sydney, 3 May 2006: Coca-Cola Amatil Limited (CCA) is today providing an update at its Annual General Meeting on current business performance as well as an update on the full year outlook for 2006.

Coca-Cola Zero Progress

Coca-Cola Zero has continued to track extremely well since its launch in Australia in January, driving Coca-Cola trademark volumes up more than 10% in the first four months of the year. Coca-Cola Zero has stimulated significant interest in the carbonated beverage category, with CCA gaining market share as well as recruiting consumers back into the cola category.

Group Managing Director Mr Terry Davis said, "The customer and consumer response to Coke Zero has far exceeded our expectations with Coca-Cola trademark products sustaining their initial market share gains. Coke Zero has created a new segment in the Australian beverage marketplace and in time is expected to be as popular as diet Coke, which in Australia is a $300 million per annum brand and the number 2 brand behind Coca-Cola."

Finalisation of South Korean Early Retirement Plan

CCA has successfully implemented a significant early retirement plan (ERP) for its South Korean employees. The ERP has been finalised and as at the end of April has resulted in a 10% reduction in the full time permanent employee base, or 253 people. Together with the redeployment of more than 100 employees into sales facing roles and a reduction in temporary staff, CCA has materially lowered the cost of doing business in South Korea as well as improved the effectiveness of its workforce.

Annualised savings of $17 million shall flow through progressively during the second half of 2006. The cost of ERP will be around $27 million and will be reported as a significant item in the first half 2006 result.

Trading Update

Australia – *the Australian business expects to deliver strong volume growth of 5-6% in the first* half of 2006 driven by the success of Coca-Cola Zero as well as continuing strong performances from Mount Franklin, pump and Powerade.

CCA expects Coke Zero to be a significant contributor to the 2006 result, notwithstanding that the competitor response to the market share gains of Coca-Cola trademark products in the first quarter has been more aggressive pricing activity. First half earnings will be impacted by the full expensing of $9 million in Coke Zero launch costs as well as a volume shift to the supermarket channel. As a result, earnings growth will be weighted to the second half as recent price recovery initiatives in the supermarket channel take effect.

Pacific (New Zealand & Fiji) – the launch of Coca-Cola Zero in New Zealand has exceeded expectations in a trading environment that continues to be highly competitive. For 2006, the Pacific region expects to deliver an improvement on the 2005 local currency earnings result.

South Korea – the South Korean business continues to deliver improved trading results with margin improvement driven by both Coca-Cola and Minute Maid. The business remains on track to return to profitability in the first half of 2006 (before the one-off cost of the ERP).

Indonesia & PNG – the Indonesian business has experienced a slow start to the year as the Indonesian consumer faces high inflation as a result of the removal of the fuel subsidy in late 2005. Combined with rising interest rates, consumer confidence and spending has materially declined since early 2005. At this stage, the Indonesian & PNG business expects to maintain full year local currency earnings in line with last year.

SPC Ardmona – SPCA has enjoyed a solid start to the year with the fruit processing season being positive in terms of both quality and quantity. A range of innovative new products are progressively being launched in Australia including single serve fruit snacks for the convenience channel, which will leverage the CCA distribution system; a tetra pack value-added tomato range; and "easy squeeze" tomato paste and pizza sauce.

Full Year 2006 Outlook

CCA continues to focus on managing the key variables of volume, price and mix with the target of maintaining group operating margins. For the remainder of 2006, the priority will be to recover commodity driven cost of goods increases, whilst protecting and growing brand equity. We expect the trading environment in the Australian supermarket channel to continue to be highly price competitive as a result of the strong market share gains made by CCA following the successful launch of Coca-Cola Zero.

Based on current and expected trading conditions, CCA expects to deliver full year NPAT in the range of $325-335 million (before significant items) on group volume growth of between 3-5%.

Group capital expenditure is expected to be around 8% of revenue including 2-3% for infrastructure related expenditure for the year. Higher commodity prices will result in increases in cost of goods sold per case for beverages of around 7% and around 8% for the food business. The effective tax rate for 2006 is expected to be in a range of 26-27%, depending on the geographic mix of earnings for the year.

For further information, please contact:

Media
Sally Loane
Ph: +61 2 9259 6797
Sally.Loane@anz.ccamatil.com

Investors
Kristina Devon
Ph: +61 2 9259 6185
Kristina.Devon@anz.ccamatil.com

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

3 May 2006

Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs

ANNUAL GENERAL MEETING

In accordance with ASX Listing Rule 3.13.2 Coca-Cola Amatil Limited (CCA) announces that the following resolutions were passed by shareholders at its Annual General Meeting today:

1. **Resolution 1: Accounts**

   As an ordinary resolution, the accounts for the year ended 31 December 2005 and the reports of the Directors and Auditors were received.

2. **Resolution 2: Remuneration Report**

   As an ordinary resolution, the Remuneration Report contained within the accounts for the year ended 31 December 2005 was adopted.

3. **Resolution 3: Election of Directors**

   As ordinary resolutions, Mr D.M. Gonski AO, Mr M.K. Ward AO and Mr I. Finan were re-elected as Directors.

4. **Resolution 4: Participation by Executive Director in the Long Term Incentive Share Plan**

   As an ordinary resolution:

   "That the Directors be permitted to invite Mr T.J. Davis to participate in the Coca-Cola Amatil Limited Long Term Incentive Share Plan by offering him rights to acquire up to 320,000 fully paid ordinary shares in the Company in the manner set out in the Explanatory Notes to this Notice of Meeting."

5. **Resolution 5: Changes to Non-executive Directors' Retirement Arrangements**

   As an ordinary resolution:

   "That approval for all purposes is given to:

(a) the amendment of the Retirement Allowance Agreements between the Company and the Non-executive Directors specified in the Explanatory Notes and the provision of retirement benefits thereunder; and

(b) the acquisition of an interest in fully paid ordinary shares in the Company to be held and dealt with under the terms of the Non Executive Directors' Retirement Share Trust on behalf of the Non-executive Directors specified in the Explanatory Notes, who would otherwise have become entitled to a payment on ceasing to be a Director under the Non-executive Director's Retirement Allowance Agreements."

Proxies

In accordance with s251AA of the Corporations Act, CCA advises that all resolutions were passed on a poll and proxy votes were received as follows:

Resolution	For	Against	Abstain
1.	512,036,944	565,239	7,812,801
2.	479,455,272	35,459,683	5,496,721
3a. (Gonski)	507,836,234	12,289,623	175,099
3b. (Ward)	506,966,178	13,261,479	179,738
3c. (Finan)	514,198,986	6,051,988	160,839
4.	369,259,679	150,725,839	279,577
5.	518,448,286	1,423,412	339,964

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

Coca-Cola Amatil – 2006 Annual General Meeting

3 May 2006

CHAIRMAN'S ADDRESS

David Gonski – Chairman

I have been fortunate enough to be the Chairman of Coca-Cola Amatil since the start of 2001 and 2005 was another year where we have seen the tangible benefit of the significant change program which we began nearly five years ago.

Consistent delivery of EPS and dividends

In that time the progress made in improving the financial returns of the business can be seen by the material increase in earnings per share, which have grown by more than 70%. EPS has increased double digit each year growing at an average growth rate of over 14% per annum and dividends have increased 125% or an average of 22.5% per annum.

A broader based and better balanced business mix...

We have achieved these results by strengthening our business by growing the product offering organically as well as by acquiring businesses that have either bolstered the brand portfolio or improved our manufacturing and distribution capability.

Since 2001 CCA has invested around $950 million on 10 acquisitions, across Australia, New Zealand and Indonesia, while raising over $2.4 billion from the sale of underperforming or surplus assets.

As a result, revenue generated from sources other than carbonated beverages has grown from 5% in 2001 to 29% of total revenues in 2005. Combined with strong cost management discipline, EBIT margins have grown from 11.6% to 14.3% in that time.

Terry Davis, our Managing Director, will take you through the 2005 highlights and I will concentrate my remarks on governance and corporate social responsibilities.

Shareholder feedback

We believe effective communications with shareholders to be at the core of all good governance practice. To provide greater opportunity for shareholders to raise issues we invited comments and questions prior to this meeting.

Comments made have been passed to the relevant part of the business for consideration. Where questions relate to a matter to be considered at this meeting they will be addressed in the discussion of those matters.

Remuneration report

At this meeting, shareholders will be given the opportunity of voting on the company's remuneration report. This is a new development that details substantially more information to shareholders and follows changes made to the Corporations Law. As noted in the Notice of Meeting, the vote is non-binding in nature.

We have two aims in mind when we develop and refine our remuneration policy. The first is to ensure that the at-risk or performance related part of our senior managements' remuneration packages is linked to a combination of challenging financial targets and total shareholder return.

The second aim is ensuring that overall remuneration levels are fair and competitive so that we are able to attract, motivate and retain quality people. In a time of a very tight labour market, we believe we have been successful in this and that the strength and consistency of our financial results have been a reflection of the quality of the management team.

TCCC relationship

In April this year CCA had the pleasure of hosting the Chief Executives of the six major Coke bottlers from around the globe as well as Neville Isdell, the CEO of The Coca-Cola Company to a meeting in Sydney to discuss global initiatives and opportunities for the Coke system. This is an important gathering that occurs somewhere in the world each year to identify best practice across the Coke system.

This year we were proud to showcase the success we've had with Coke Zero. Terry Davis will take you through the detail shortly. The launch emphasised the benefits to CCA of a strong working relationship with The Coca-Cola Company. By being able to tap into the global Coke system, we are able to share our successes and learn from the experience of others.

The Coke Zero launch was described by AC Nielsen as "the best new beverage launch in Australia". I would like to congratulate and thank all of those who were involved in the successful launch.

Corporate social responsibility

There are two issues I would like to address – issues that you may have heard about in the media – the first involving a vending machine filler contractor to CCA Mr Craig Pareezer and the other about our water business at Peat's Ridge.

Mr Pareezer was tragically shot nine years ago while filling a vending machine on our behalf. In addition to seeking and receiving Workers Compensation payments, Mr Pareezer opted to sue CCA for negligence at common law. The case was referred to our insurers and as is normal in this sort of thing they took over the running of the case.

Mr Pareezer won in the Supreme Court.

However in March of this year, the Court of Appeal overturned that decision.

At this point we were severely criticised in the media. It was suggested that we were a company that did not care about its people.

This is not correct as is evidenced by the fact that despite the court finding against Mr Pareezer we offered a generous settlement to Mr Pareezer which he and his family were happy with.

Our people are our most valuable asset. They deserve our care and concern and we strive to ensure that occurs. I should note that our CEO , Terry Davis, myself and the rest of the Board are all of this view.

It is not for me to criticise or suggest criticism of what occurred nine years ago when Mr Pareezer was hurt. Suffice to say that while CCA undoubtedly lived up to the letter of the law in all that was required of us we may not have shown the care and concern for him then as a person which I believe the company would show today.

Now to Peat's Ridge

Our Peat's Ridge water operation was granted additional water extraction rights for a trial period under strict monitoring conditions.

The additional amount of water we requested was only 1.6% of the total amount available for extraction under the NSW Government's Water Sharing Plan for the area.

We recently applied to the Land and Environment Court for the removal of one of the many monitoring conditions. A Court-appointed expert, whose report will be considered by the Court later this month, has expressed his view that granting our application would not adversely affect other water users.

In March we held a community meeting which was attended by some 100 people, many of whom took the opportunity to express their concerns. We are maintaining our contact with the local community.

CCA can assure you that we are an integral part of the Peat's Ridge community – we care about the people and their livelihoods, and we plan to be around for a long time

We extract water for drinking – the fundamental purpose of this precious resource – and we are committed to maintaining the sustainability of ALL our water sources – it is common sense that a business that relies on groundwater to provide premium quality water will protect the resource.

I want to point out that <u>unlike</u> many other users at Peat's Ridge, our water extraction is subject to stringent monitoring and reporting requirements.

We acknowledge community concern about how this resource is used and shared but we believe it is too simplistic to suggest we alone are reducing the water in the area. We believe there should be greater monitoring and reporting for <u>all</u> users of underground water to allow better resource management – a belief consistent with the view of the Court appointed expert.

In fact, CCA is so committed to ensuring proper management of this valuable resource – that we have offered to fund additional monitoring for other water users in the area.

Ladies and Gentlemen, you will have recently heard much about Corporate Social Responsibility. We believe at CCA that corporate and social responsibility is embedded in our core business ; that

it is demonstrated in the way we do business, and have done so in Australia and across our 6 markets, for many decades.

Right across the group we operate as a local business. We provide direct employment in the regions and wherever we can – we use local materials and supplies – and we provide a profitable consumer product that assists our customers' businesses to grow.

Our profits enable us to expand our community and environmental programs, and in turn these programs help to sustain business performance by strengthening local economies – perhaps the most crucial aspect of true corporate social responsibility.

I will highlight just some of our work in the community – which you can see in this short video.

[VIDEO – COMMUNITY]

I hope you found the video informative.

Health and wellbeing

We are taking a leadership position in the current debate on health, and the impact that less active lifestyles are having on us, particularly on children.

You will have heard a lot about politicians planning to ban junk-food ads on TV and from school canteens. CCA has two important policies on these issues.

We do not advertise or market to children under the age of 12. This means none of our advertisements are aired in children's viewing time, nor do we put advertisements in children's magazines.

In 2004 we voluntarily withdrew all soft drinks containing sugar from primary school canteens in Australia and New Zealand.

We are leading the health debate by providing the right products. We have diversified our portfolio of beverages to include Coke Zero, the low calorie beverage with the real taste of Coke and no sugar. It joins Mt Franklin, Pump and Peat's Ridge Spring waters, Fruitopia fruit juice, Nestea ice tea, Deep Spring flavoured mineral waters and our brand new PowerAde Isotonic – beverages which are healthy and hydrating.

SPC Ardmona produces a range of healthy and nutritious fruit and vegetable snacks which are perfect for school lunch-boxes.

We believe, like most Australians, that the primary responsibility for children's health and nutrition lies with their parents or guardians, but we are doing everything we can as a business to help them make those important choices by providing a range of drinks and food for every occasion.

We have also taken the lead in encouraging children and young people to get more exercise.

CCA, in partnership with The Coca-Cola Company, resources a huge range of activity programs – from the Active Factor Top Shots, a national soccer development program for Australian children to the Healthrobic program for 300,000 school students in South Korea, to the funding of ground-breaking research by Bluearth in Australia on children and physical activity – we are deeply committed to encouraging young people to get off the couch, turn off the TV – and get moving.

I will now invite Terry Davis to provide an update on the trading of the group's businesses.

MANAGING DIRECTOR'S TRADING REVIEW

Terry Davis – Group Managing Director

Thank you Chairman and good afternoon ladies and gentlemen. I would just like to build on David's comments. This is my fifth year at CCA and when I began in late 2001 we set about to fundamentally change the way we managed the business. Notwithstanding having to jump some significant hurdles in commodity cost increases in 2005 and that they have continued into 2006, your company is significantly stronger today in an absolute sense and certainly is in a much stronger position relative to our main competitors.

2005 Financial Highlights

In reviewing the 2005 highlights, we continued to deliver on our commitment to consistently improve the financial performance of the business, delivering a fifth consecutive year of double-digit earnings and a record net profit of $320.5 million, up 16.8% on last year.

Earnings per share increased by 11.0% to 43.3 cents per share and the full year fully franked dividend increased by 12.5% to 31.5 cents per share.

The Group's performance in 2005 has been well covered in the company's Annual Report so I will confine my review to a few general comments.

The **Australian** business represents around 80% of earnings and delivered EBIT growth of 5.3%. This was a commendable result in a year characterised by a rapid increase in commodity input costs and stronger price competition. Notwithstanding the increased competition, we achieved our goal of maintaining both our operating margins and market share for the year which was a great achievement.

Turning to **New Zealand**... After experiencing three years of strong double digit earnings growth, our New Zealand business experienced a soft 2005. A combination of higher cost of goods sold and greater price competition particularly in the juice category meant that the New Zealand business did not fully recover cost increases for 2005.

2005 was a big year for rebuilding the **South Korean** business. We responded to the need to broaden the portfolio offering in South Korea to strengthen the revenue base in order to become a more relevant supplier to our customers.

The **Indonesian** business delivered a very strong result for 2005 with local currency earnings up 50% as we continued to improve on the operational performance gains made in 2004.

In the first ten months under CCA ownership, **SPC Ardmona** delivered earnings of $46 million, which was a little ahead of expectations and we are very pleased with how quickly the business has integrated with CCA.

Balance Sheet

The company's balance sheet remains in a very strong position and we generate strong operating cash flows which we believe will enable us to comfortably fund our capital programs, the fully franked dividends and any bolt-on acquisition opportunities out of cash and borrowings.

The business will invest in higher levels of capex over the next three years as we embark on several major infrastructure projects in Australia and New Zealand. We shall spend $250 million on automated warehousing facilities in order to enhance our customer service while reducing supply chain costs. This initiative will reduce the turnaround time for customer orders and labour productivity will be improved using the standout success of our first automated warehouse in Victoria as the model.

We expect to be able to maintain the fully franked dividend position and the high payout ratio for the foreseeable future. The current payout ratio of 73.5% is well within the target payout range of between 70% and 80% of net profit.

Product innovation continues to drive category growth

In our business, product and package innovation is the key to staying relevant to our customers and exciting to our consumers. Since 2001, we have delivered a consistent pipeline of new and innovative products. 2005 was no different as we continued to refresh the product portfolio with 74 new products including Minute Maid in South Korea, Frestea Green Tea in Indonesia, Sprite Zero in Australia and Coke flavour extensions in New Zealand.

And with the acquisition of the SPC Ardmona stable of brands and Grinders coffee, we continue to deliver on our goal of materially increasing our portfolio of lifestyle, health and wellbeing products.

At the heart of driving increased consumer demand is creating innovative products backed by creative media campaigns. I'd like to now play you some of the major TV commercials that are being aired across our markets. They will give you a flavour of some of our new products and

campaigns and whilst many of the people in this room may not be our absolute target market, I hope you enjoy them all the same.....

Coca-Cola Zero

Which brings me to the progress report on Coke Zero... we launched this brand in January in Australia and by all measures it has been an outstanding success. Coke Zero has the real taste of Classic Coke but without the sugar and targets 19-29 year old males, who are becoming increasingly aware of their sugar intake as they get older. The good news is that our target market loves the product but what has been the surprise is how broadly Coke Zero is being consumed across all age groups.

The Coca-Cola Company and CCA's $18 million launch campaign was the largest integrated media program we have ever undertaken. This was backed by accelerated cooler placements and extensive in-field merchandising.

In mid-January, a 1000 strong Market Impact Team joined CCA's sales force for a two week intensive merchandising effort. The Market Impact Team consisted of local CCA employees redeployed from non-sales roles and 198 international employees from 42 countries within the Coca-Cola system. We'll now play a brief video to give you a flavour of the launch effort..

[VIDEO – COKE ZERO MARKET IMPACT TEAM]

The customer and consumer response has been overwhelming, far exceeding our expectations with Coca-Cola trademark brands growing by more than 10% for the year to date.

In the longer term, our expectations are that Coke Zero will cannibalise its sales from Pepsi, Pepsi Max, and to a lesser extent diet Coke and Classic Coke.

Coke Zero has certainly created a new segment in the Australian marketplace and in time I would not be surprised to see Coke Zero grow to be as popular as diet Coke, which in Australia, as a $300 million per annum brand is the number 2 brand behind Classic Coke.

2006 Trading review

Now to a review of how we are tracking for the year to date.

In **Australia,** the major performance driver for 2006 will again be new product development, both in carbonated and non-carbonated beverages. I n addition to Coke Zero, we have just launched a new and improved Powerade formulation – Powerade Isotonic, which will be heavily promoted through The Coca-Cola Company's sponsorship of the World Soccer Cup.

Volume growth in the first half is expected to be 5-6%, driven largely by the success of Coke Zero, with strong performances continuing in water – where our Mount Franklin brand continues to grow from strength to strength – and in sports drinks, where Powerade continues to cement its market leadership position.

Not surprisingly there has been a very strong discounting response from our competitors as a result of our market share gains this year and this has seen a step up in price competition in the supermarket channel. The premium that consumers have been prepared to pay for our products has continued to increase, however we have had to be mindful of ensuring our value proposition to consumers is still strong and hence we will not recover the full cost of goods increases in the first half of this year. Recent pricing initiatives to be taken in the supermarket channel will see higher price realisation in the second half.

In respect of **New Zealand**, it continues to be a very competitive trading environment with a high level of discounting by our competitors as a response to a softening consumer spend environment. Like Australia, the launch of Coke Zero has also exceeded our expectations.

In **South Korea**, 2005 was a big year for rebuilding the business which, has been operating in a difficult business climate for a number of years. The economic backdrop has been very challenging with consumer sentiment and spending in decline since 2001. In terms of dealing with the issues within our control, we have meaningfully addressed three key areas.

First, the level of spending on marketing was too low for a developing Coke market. The Coca-Cola Company has responded with a doubling of marketing spending in 2005 and has maintained this higher level of advertising in 2006.

Second, we have broadened the product portfolio offering in South Korea to strengthen the revenue base and so that we can become a more relevant supplier to our customers. We undertook our largest ever non-carbonated beverage product launch with Minute Maid in mid 2005. And I'm sure you'll agree that the advertisements we shared with you are a great reflection of the strength of the brand.

And third, we have addressed our high operating cost base through two major initiatives. We have reached agreement with the Unions to redeploy over 100 employees into sales facing roles and we have also undertaken a significant early retirement plan to employees reducing the total permanent workforce by 10% or around 250 people. Overall, these initiatives will materially lower the cost of doing business in South Korea.

So while South Korea remains our most difficult market, we're encouraged by the changes that have been implemented and believe that in 2006, excluding the one-off cost of the early retirement plan, the region will return to profitability.

Indonesia was a great performer and in 2005 generated mid double digit returns on capital which is well above the group cost of capital. Our strategy has been to build a stronger carbonated beverage culture. We do this by strengthening our sales execution through increased resources and by expanding the availability of our products.

Notwithstanding the promising future there will always be some volatility to our performance and hence trading outlook in Indonesia. In 2005 the government removed the subsidy it provided on fuel, thus, by late 2005, fuel prices had increased by over well over 100%. While this may be a good long-term initiative for the country it has caused some short-term indigestion in the economy. Inflation has risen to levels close to 20% and interest rates have also risen to above 12%. This has put a dampener on consumer confidence and spending and as a result, we've had a very slow start to the year with volumes declining slightly, with first half profitability likely to be flat with 2005.

Turning to **SPC Ardmona,** which was acquired in February last year. We are very pleased with how quickly the business has integrated with CCA. SPCA has enjoyed a solid start to the year with a fruit processing season that has been positive in terms of both quality and quantity.

We've stepped up our new product development initiatives and are about to launch a range of innovative new products including single serve fruit snacks for the convenience channel, a tetra pack value-added tomato range and "easy squeeze" tomato paste and pizza sauce – which in fact you may have already seen on the supermarket shelves. Overall we are expecting the business to deliver earnings growth in 2006.

2006 Full Year Outlook

2005 was a year that tested the ability of our business to withstand tougher trading conditions, primarily a result of a higher cost of goods across all of our businesses. So whilst the commodities boom has been a great boost to the Australian resource sector and for the Queensland and Western Australian economies, it certainly has had a material impact on the cost base of many of our products.

CCA's key commodity inputs are aluminium to make cans, PET resin to make our plastic bottles and sugar and in 2005 these commodity inputs increased the cost of producing a case of CCA product up by 5.5%. Commodity input costs will remain a major issue again for 2006, with an expectation that our cost of goods will increase by a further 7%.

Our philosophy as category leader is to pass through higher costs through pricing and other revenue management initiatives in order to maintain our operating margins and the category profitability. We achieved this outcome in 2005 but it wasn't easy. Our major competitor in Australia reverted to heavier discounting of their product for most of last year. Despite this, we were able to maintain our operating margins and our market share for the year which is a clear demonstration of the strength of the CCA brand portfolio and our customer relationships.

The major focus again for the balance of this year will be achieving full recovery of the commodity driven cost of goods increases. The trading environment in Australia remains highly price competitive in the supermarket channel particularly as a result of the market share gains we made following the launch of Coca-Cola Zero in January.

Notwithstanding the external challenges of cost of goods increases, ultimately our management focus is around managing the factors within our control – product innovation, customer service enhancement and increasing availability of our products – and to deal with the external factors which are largely outside our control in a way that protects and enhances the long-term market position of our company.

In the year ahead our new product pipeline is being supported by up-weighted marketing spend from both CCA and TCCC. We also expect to continue to build on our lead market relationship with The Coca-Cola Company to drive higher levels of system performance in in-market execution, product innovation and further eliminating costs in the system.

Based on current trading and our forecasts, we would expect to be able to deliver net profit of between $325 million and $335 million for the full year. Putting this in perspective this would be

nearly double the net profit the company made in 2001 and made on significantly less capital employed.

So in closing... I believe we have a stronger product portfolio and organisational capability than we had 12 months ago and certainly believe we have a number of exciting beverage growth opportunities in front of us. Going forward, the successful execution of our core business drivers of product innovation and in-market execution excellence will continue to position CCA as the leading beverage company in Australia.

I will now hand back to the Chairman.

Chairman's Address (continued)

In concluding this presentation, I would like to acknowledge our employees. Our business and success is only possible due to the continued commitment and dedication of our nearly 19,000 people. On behalf of the Board, I would like to thank all our employees for their special efforts and contributions in 2005.